UMH PROPERTIES, INC.
Juniper Business Plaza,  3499 Route 9 North, Suite 3-C
Freehold, New Jersey 07728
July 10, 2017
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Tom Kluck, Legal Branch Chief

Re:	UMH Properties, Inc.
Registration Statement on Form S-3
File No. 333-219118
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), UMH Properties, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern Time), on July 12, 2017, or as soon as possible thereafter.
In connection with the above, the Company acknowledges that:

1.
should the Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the above Registration Statement.
Please notify Jeffrey S. Lowenthal of Stroock & Stroock & Lavan LLP, counsel to the Company,  at 212-806 -5509 to confirm the effectiveness of the Registration Statement or if you require additional information.

Very truly yours,

/s/ Anna T. Chew
Anna T. Chew
Chief Financial Officer